Annual Shareholder Meeting Results:

The Funds held their annual meeting of shareholders on December 23, 2008. Common/Preferred shareholders voted as indicated below:

				Affirmative	Withheld
						Authority
Re-election of Paul Belica
Class III to serve until 2011	18,691,747	1,095,351
Re-election of John C. Maney**
-Class III to serve until 2011	18,705,836	1,081,262
Election of Diana L. Taylor*
-Class II to serve until 2010	5,651		112

Messrs. Hans W. Kertess*, Robert E. Connor, William B. Ogden, IV and
R. Peter Sullivan III continue to serve as Trustees of the Funds.

Diana L. Taylor resigned as Trustee of the Fund on September 10, 2009.

* Preferred Shares Trustee
** Mr. John C. Maney is an Interested Trustee of the Fund.